SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D



                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*



                         Allied Waste Industries, Inc.
------------------------------------------------------------------------------
                               (Name of Issuer)



                    Common Stock, par value $0.01 per share
------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                   019589308
------------------------------------------------------------------------------
                                (CUSIP Number)

                                  David Foley
                  Blackstone Management Associates III L.L.C.
                                345 Park Avenue
                           New York, New York 10154
                                (212) 583-5712
------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                   Copy to:
                             Wilson S. Neely, Esq.
                        Simpson Thacher & Bartlett LLP
                             425 Lexington Avenue
                           New York, New York 10017
                                (212) 455-2000
                                January 3, 2007
-----------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 019589308
--------- --------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Blackstone Capital Partners II Merchant Banking Fund L.P.
--------- --------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)x
                                                                       (b)

--------- --------------------------------------------------------------------
   3      SEC USE ONLY

--------- --------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                 OO
--------- --------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- --------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
                             6,611,545
                 ------  -----------------------------------------------------
    NUMBER OF      8     SHARED VOTING POWER
     SHARES                  0
  BENEFICIALLY   ------  -----------------------------------------------------
    OWNED BY       9     SOLE DISPOSITIVE POWER
      EACH                   6,611,545
    REPORTING    ------  -----------------------------------------------------
     PERSON        10    SHARED DISPOSITIVE POWER
      WITH                   0
-----------------------  -----------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 6,611,545
-------- ---------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

-------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 1.8%
-------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                 PN
-------- ---------------------------------------------------------------------

CUSIP No. 019589308
--------- --------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Blackstone Offshore Capital Partners II L.P.
--------- --------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)x
                                                                    (b)
--------- --------------------------------------------------------------------
   3      SEC USE ONLY


--------- --------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                 OO
--------- --------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)


--------- --------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                 Cayman Islands
------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
                            1,962,386
   NUMBER OF  ------- -------------------------------------------------------
    SHARES        8    SHARED VOTING POWER
 BENEFICIALLY               0
    OWNED BY   ------- -------------------------------------------------------
      EACH        9    SOLE DISPOSITIVE POWER
   REPORTING                1,962,386
    PERSON     ------- -------------------------------------------------------
     WITH         10   SHARED DISPOSITIVE POWER
                            0
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,962,386
--------- --------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------- --------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 0.5%
--------- --------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                 PN
--------- --------------------------------------------------------------------

CUSIP No. 019589308
--------- --------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Blackstone Family Investment Partnership II L.P.

--------- --------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)x
                                                                       (b)
--------- --------------------------------------------------------------------
   3      SEC USE ONLY

--------- --------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                 OO
--------- --------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)


--------- --------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
                                    657,937
    NUMBER OF      --------- -------------------------------------------------
     SHARES           8      SHARED VOTING POWER
  BENEFICIALLY                      0
     OWNED BY      --------- -------------------------------------------------
       EACH           9      SOLE DISPOSITIVE POWER
    REPORTING                       657,937
     PERSON        --------- -------------------------------------------------
      WITH            10     SHARED DISPOSITIVE POWER
                                    0
 -----------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 657,937
--------- --------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES

--------- --------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 0.2%
--------- --------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                 PN
--------- --------------------------------------------------------------------

CUSIP No. 019589308
--------- --------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Blackstone Management Associates II L.L.C.
--------- --------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)x
                                                                       (b)
--------- --------------------------------------------------------------------
   3      SEC USE ONLY

--------- --------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                 OO
--------- --------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- --------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
                                  9,231,868
    NUMBER OF      --------- -------------------------------------------------
     SHARES            8     SHARED VOTING POWER
  BENEFICIALLY                    0
    OWNED BY       --------- -------------------------------------------------
      EACH             9     SOLE DISPOSITIVE POWER
   REPORTING                      9,231,868
     PERSON        --------- -------------------------------------------------
      WITH             10    SHARED DISPOSITIVE POWER
                                  0
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 9,231,868
--------- --------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


--------- --------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 2.5%
--------- --------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                 OO
--------- --------------------------------------------------------------------

CUSIP No. 019589308
--------- --------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Blackstone Capital Partners III Merchant Banking Fund L.P.
--------- --------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)x
                                                                    (b)

--------- --------------------------------------------------------------------
   3      SEC USE ONLY


--------- --------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                 OO
--------- --------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- --------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
                                   30,668,235
      NUMBER OF    --------- -------------------------------------------------
        SHARES         8     SHARED VOTING POWER
     BENEFICIALLY                  0
       OWNED BY    --------- -------------------------------------------------
         EACH          9     SOLE DISPOSITIVE POWER
      REPORTING                    30,668,235
        PERSON     --------- -------------------------------------------------
         WITH          10    SHARED DISPOSITIVE POWER
                                   0
--------- --------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   30,668,235
--------- --------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------- --------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   8.3%
--------- --------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   PN
--------- --------------------------------------------------------------------

CUSIP No. 019589308
--------- --------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Blackstone Offshore Capital Partners III L.P.
--------- --------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)x
                                                                    (b)

--------- --------------------------------------------------------------------
   3      SEC USE ONLY


--------- --------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                   OO
--------- --------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)


--------- --------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Cayman Islands
------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
                                   5,686,265
      NUMBER OF    --------- -------------------------------------------------
        SHARES         8     SHARED VOTING POWER
     BENEFICIALLY                  0
       OWNED BY    --------- -------------------------------------------------
         EACH          9     SOLE DISPOSITIVE POWER
      REPORTING                    5,686,265
        PERSON     --------- -------------------------------------------------
         WITH          10    SHARED DISPOSITIVE POWER
                                   0
--------- --------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   5,686,265
--------- --------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------- --------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   1.5%
--------- --------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   PN
--------- --------------------------------------------------------------------

CUSIP No. 019589308
--------- --------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Blackstone Family Investment Partnership III L.P.
--------- --------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)x
                                                                    (b)

--------- --------------------------------------------------------------------
   3      SEC USE ONLY


--------- --------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                   OO
--------- --------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)


--------- --------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
                                   2,320,500
      NUMBER OF    --------- -------------------------------------------------
        SHARES         8     SHARED VOTING POWER
     BENEFICIALLY                  0
       OWNED BY    --------- -------------------------------------------------
         EACH          9     SOLE DISPOSITIVE POWER
      REPORTING                    2,320,500
        PERSON     --------- -------------------------------------------------
         WITH          10    SHARED DISPOSITIVE POWER
                                   0
--------- --------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,320,500
--------- --------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------- --------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0.6%
--------- --------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   PN
--------- --------------------------------------------------------------------

CUSIP No. 019589308
--------- --------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Blackstone Management Associates III L.L.C.
--------- --------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)x
                                                                    (b)

--------- --------------------------------------------------------------------
   3      SEC USE ONLY


--------- --------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                   OO
--------- --------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)


--------- --------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
                                   38,675,000
      NUMBER OF    --------- -------------------------------------------------
        SHARES         8     SHARED VOTING POWER
     BENEFICIALLY                  0
       OWNED BY    --------- -------------------------------------------------
         EACH          9     SOLE DISPOSITIVE POWER
      REPORTING                    38,675,000
        PERSON     --------- -------------------------------------------------
         WITH          10    SHARED DISPOSITIVE POWER
                                   0
--------- --------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   38,675,000
--------- --------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------- --------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   10.5%
--------- --------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   OO
--------- --------------------------------------------------------------------

CUSIP No. 019589308
--------- --------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Peter G. Peterson
--------- --------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)x
                                                                    (b)

--------- --------------------------------------------------------------------
   3      SEC USE ONLY


--------- --------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                   OO
--------- --------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)


--------- --------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   U.S.A.
------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
                                   0
      NUMBER OF    --------- -------------------------------------------------
        SHARES         8     SHARED VOTING POWER
     BENEFICIALLY                  47,906,868
       OWNED BY    --------- -------------------------------------------------
         EACH          9     SOLE DISPOSITIVE POWER
      REPORTING                    0
        PERSON     --------- -------------------------------------------------
         WITH          10    SHARED DISPOSITIVE POWER
                                   47,906,868
--------- --------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   47,906,868
--------- --------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------- --------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   13.0%
--------- --------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   IN
--------- --------------------------------------------------------------------

CUSIP No. 019589308
--------- --------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Stephen A. Schwarzman
--------- --------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)x
                                                                    (b)

--------- --------------------------------------------------------------------
   3      SEC USE ONLY


--------- --------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                   OO
--------- --------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)


--------- --------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   U.S.A.
------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
                                   0
      NUMBER OF    --------- -------------------------------------------------
        SHARES         8     SHARED VOTING POWER
     BENEFICIALLY                  47,906,868
       OWNED BY    --------- -------------------------------------------------
         EACH          9     SOLE DISPOSITIVE POWER
      REPORTING                    0
        PERSON     --------- -------------------------------------------------
         WITH          10    SHARED DISPOSITIVE POWER
                                   47,906,868
--------- --------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   47,906,868
--------- --------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------- --------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   13.0%
--------- --------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   IN
--------- --------------------------------------------------------------------

PREAMBLE

                  This Amendment No. 4 further amends and supplements the Statement on Schedule 13D filed on April 25, 1997, as amended by Amendment No. 1 thereto filed on March 11, 1999, Amendment No. 2 thereto filed on August 9, 1999 and Amendment No. 3 thereto filed on August 8, 2003 (as amended, the "Statement") by Blackstone Capital Partners II Merchant Banking Fund L.P., a Delaware limited partnership ("BCP II"), Blackstone Offshore Capital Partners II L.P., a Cayman Islands exempted limited partnership ("BOCP II"), Blackstone Family Investment Partnership II L.P., a Delaware limited partnership ("BFIP II"), Blackstone Management Associates II L.L.C., a Delaware limited liability company, as the general partner of BCP II, BOCP II and BFIP II ("BMA II"), Blackstone Capital Partners III Merchant Banking Fund L.P., a Delaware limited partnership ("BCP III"), Blackstone Offshore Capital Partners III L.P., a Cayman Islands exempted limited partnership ("BOCP III"), Blackstone Family Investment Partnership III L.P., a Delaware limited partnership ("BFIP III"), Blackstone Management Associates III L.L.C., a Delaware limited liability company, as the general partner of BCP III, BOCP III and BFIP III ("BMA III" and, together with BCP II, BOCP II, BFIP II, BMA II, BCP III, BOCP III and BFIP III, the "Blackstone Stockholders"), and Peter G. Peterson and Stephen A. Schwarzman (each, a "Founding Member" and the foregoing, collectively, the "Reporting Persons"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Allied Waste Industries, Inc., a Delaware corporation (the "Issuer").

                  Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.

ITEM 2. The fourth paragraph of Item 2 is hereby amended and restated as follows:

                  Messrs. Peter G. Peterson and Stephen A. Schwarzman are the founding members (the "Founding Members") of BMA II and BMA III. The other members who may exercise control over the day to day business of BMA II and BMA III are J. Tomilson Hill, Hamilton E. James, Joseph Baratta II, David S. Blitzer, Michael S. Chae, Chinh E. Chu, David I. Foley, Robert L. Friedman, Lawrence H. Guffey, Akhil Gupta, Prakash A. Melwani, Garrett M. Moran, Michael
A. Puglisi, James A. Quella, Paul Carl Schorr IV, Neil P. Simpkins, David M. Tolley and Kenneth C. Whitney (together with the Founding Members, the "Members"). Each of the Members is a United States citizen. The principal occupations of each of the Members is serving as an executive of one or more of the Blackstone Partnerships, BMA II, BMA III, and their affiliates. The Founding Members are the managing members of BMA II and BMA III. The business address of each of the Members is 345 Park Avenue, New York, New York 10154.

ITEM 4.           PURPOSE OF TRANSACTION

                  Item 4 is hereby amended and supplemented by adding the following text at the end thereof:

                  On December 28, 2006, the Company and the Stockholders entered into a First Amendment to the Second Amended and Restated Registration Rights Agreement (the "First Amendment to the Second Amended and Restated Registration Rights Agreement"). The First Amendment to the Second Amended and Restated Registration Rights Agreement provides, among other things, that all parties, other than the Blackstone Stockholders and the Apollo Entities agreed to terminate their respective rights and obligations under the agreement, which will be of no further force and effect with respect to all Stockholders other than the Blackstone Stockholders and the Apollo Entities. In addition, the First Amendment to the Second Amended and Restated Registration Rights Agreement amends a provision limiting sales pursuant to a shelf registration statement to buyers that own no more than 15% of the total voting power of the Company's stock and provides that the lock-up period for a WKSI Shelf (as such term is defined in the agreement) shall begin on the date of the notice given by the Company pursuant to the agreement and shall continue for the shorter of (x) 90 days from the date of the underwriting agreement for such WKSI Shelf Takedown (as such term is defined in the agreement) and (y) any shorter period as may apply to the Company or other shareholders participating in the takedown.

                  On December 28, 2006, the Company and the Stockholders entered into the First Amendment to the Third Amended and Restated Shareholders Agreement (the "First Amendment to the Third Amended and Restated Shareholders Agreement"). The First Amendment to the Third Amended and Restated Shareholders Agreement provides, among other things, that all parties, other than the Blackstone Stockholders and the Apollo Entities agreed to terminate their respective rights and obligations under the agreement, which will be of no further force and effect with respect to all Stockholders other than the Blackstone Stockholders and the Apollo Entities. In addition, the First Amendment to the Third Amended and Restated Shareholders Agreement modifies certain rights and obligations of the stockholders to conform this agreement to the First Amendment to the Second Amended and Restated Registration Rights Agreement.

                  On December 28, 2006, the Investors entered into a Second Amendment to the Amended and Restated Investment Agreement (the "Second Amendment to the Amended and Restated Investment Agreement"), which provides, among other things, that all parties, other than the Blackstone Stockholders and the Apollo Entities agreed to terminate their respective rights and obligations under the agreement, which will be of no further force and effect with respect to all Stockholders other than the Blackstone Stockholders and the Apollo Entities. In addition, the Second Amendment to the Amended and Restated Investment Agreement amends certain notice provisions that relate to the Blackstone Stockholders and the Apollo Entities, including the requirement that the Blackstone Stockholders and the Apollo Stockholders shall only be required to give notice to the Company upon exercise of a shelf, demand or piggyback right pursuant to an automatic shelf registration statement.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                  Item 5 is hereby amended and restated in its entirety as follows:

                  (a) and (b), the Blackstone Stockholders beneficially own an aggregate of 47,906,868 shares of Common Stock which represents approximately 13.0% of the outstanding Common Stock as follows: (i) BCP II is the record holder of 6,611,545 shares of Common Stock, (ii) BOCP II is the record holder of 1,962,386 shares of Common Stock, (iii) BFIP II is the record holder of 657,937 shares of Common Stock, (iv) BCP III is the record holder of 30,668,235 shares of Common Stock, (v) BOCP III is the record holder of 5,686,265 shares of Common Stock and (vi) BFIP III is the record holder of 2,320,500 shares of Common Stock.

                  BMA II, as the sole general partner of BCP II and BFIP II and the sole investment general partner of BOCP II, may be deemed to be the beneficial owner of securities of the Company owned by BCP II, BFIP II and BOCP II. BMA III, as the sole general partner of BCP III and BFIP III and the sole investment general partner of BOCP III, may be deemed to be the beneficial owner of securities of the Company owned by BCP III, BFIP III and BOCP III. Each Founding Member may be deemed to beneficially own the shares of Common Stock that BMA II and BMA III may be deemed to beneficially own.

                  By virtue of the Amended and Restated Investment Agreement, the Reporting Persons may be deemed to have formed a group with the other Apollo Entities named therein who are party thereto. In the aggregate the securities of the Company beneficially owned by the Apollo Entities, together with the securities of the Company owned by the Reporting Persons, would equal 80,671,765 shares of Common Stock of the Company, which would represent approximately 21.9% of the Company's outstanding Common Stock.

                  The filing of this Amendment to Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of
Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any shares of Common Stock other than those shares of Common Stock over which the Reporting Person has sole voting and dispositive power, as reported herein. Each of BMA II, BMA III and the Founding Members disclaim beneficial ownership of any shares of Common Stock, except to the extent of its own pecuniary interest thereto. Further, each of the Reporting Persons disclaims any pecuniary interest in any securities of the Issuer owned by any other Reporting Person or any other party, and expressly disclaims the existence of a group.

                  The descriptions of the First Amendment to the Second Amended and Restated Registration Rights Agreement, the First Amendment to the Third Amended and Restated Shareholders Agreement and the Second Amendment to the Amended and Restated Investment Agreement are qualified in their entirety by reference to the actual terms of these agreements, each of which is filed as an exhibit hereto and incorporated herein by reference.


                  (c) Except for the information set forth herein, or incorporated by reference herein, none of the Reporting Persons has effected any transaction relating to the Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Item 6 is hereby amended and supplemented by adding the following text at the end thereof:

                  On December 28, 2006, the First Amendment to the Second Amended and Restated Registration Rights Agreement, the Second Amendment to the Amended and Restated Investment Agreement and the First Amendment to the Third Amended and Restated Stockholders Agreement were amended as discussed in
Item 4 above, which is incorporated herein by reference.

                           [Signature Page Follows]

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated:  January 3, 2007

                                   BLACKSTONE CAPITAL PARTNERS II MERCHANT
                                   BANKING FUND L.P.

                                   By:  Blackstone Management Associates II
                                        L.L.C., its general partner

                                        By: /s/ David Foley
                                            -----------------------------------
                                            Title: Authorized Signatory


                                   BLACKSTONE OFFSHORE CAPITAL PARTNERS II L.P.

                                   By:  Blackstone Management Associates II
                                        L.L.C., its investment general partner

                                        By: /s/ David Foley
                                            -----------------------------------
                                            Title: Authorized Signatory


                                   BLACKSTONE FAMILY INVESTMENT PARTNERSHIP II
                                   L.P.

                                   By:  Blackstone Management Associates II
                                        L.L.C., its general partner

                                        By: /s/ David Foley
                                            -----------------------------------
                                            Title: Authorized Signatory


                                   BLACKSTONE MANAGEMENT ASSOCIATES II L.L.C.

                                   By: /s/ David Foley
                                       ---------------------------------------
                                       Title: Authorized Signatory




                      [Signatures Continue on Next Page]

                                   BLACKSTONE CAPITAL PARTNERS III MERCHANT
                                   BANKING FUND L.P.

                                   By:      Blackstone Management Associates
                                            III L.L.C., its general partner

                                            By: /s/ David Foley
                                                --------------------------------
                                                Title: Authorized Signatory


                                   BLACKSTONE OFFSHORE CAPITAL PARTNERS III
                                   L.P.

                                   By:      Blackstone Management Associates
                                            III L.L.C., its investment general
                                            partner

                                            By: /s/ David Foley
                                                -------------------------------
                                                Title: Authorized Signatory


                                   BLACKSTONE FAMILY INVESTMENT PARTNERSHIP
                                   III L.P.

                                   By:      Blackstone Management Associates
                                            III L.L.C., its general partner

                                            By: /s/ David Foley
                                                -------------------------------
                                                Title: Authorized Signatory


                                   BLACKSTONE MANAGEMENT ASSOCIATES III L.L.C.

                                   By: /s/ David Foley
                                       ----------------------------------------
                                       Title: Authorized Signatory

                                   /s/ Peter G. Peterson
                                   --------------------------------------------
                                   PETER G. PETERSON

                                   /s/ Stephen A. Schwarzman
                                   --------------------------------------------
                                   STEPHEN A. SCHWARZMAN

                                 EXHIBIT INDEX

                  The Exhibit Index is hereby amended by adding the following text at the end thereof, the documents to which such text refers being attached hereto:

Exhibit 99.21 First Amendment to the Second Amended and Restated Registration Rights Agreement, dated as of December 28, 2006, among Company, and the Shareholders named therein (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed January 3, 2006).

Exhibit 99.22 First Amendment to the Third Amended and Restated Shareholders Agreement, dated as of December 28, 2006, among Company, and the Shareholders named therein (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed January 3, 2006).

Exhibit 99.23 Second Amendment to Amended and Restated Investment Agreement, dated as of December 28, 2006, among the Investors named therein.